

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2013

<u>Via E-mail</u>
Atonn F. Muhammad
Chairman and CEO
The Real Hip-Hop Network, Inc.
1455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

   Re: **The Real Hip-Hop Network, Inc.**
      Amendment No. 1 to the Registration Statement on Form S-1
      Filed September 26, 2013
      File No. 333-190837

Dear Mr. Muhammad:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 and are unable to agree. Although we understand that none of the shareholders are currently, or have been previously, broker-dealers and that the company will not be compensated by any of the sales by the selling shareholders, we believe the offering is a distribution of the company's shares to the public through the selling shareholders that needs to be registered as a primary offering. In this regard, we note that almost all of the selling shareholders paid no consideration for their shares because Mr. Muhammad (an affiliate) gifted his shares to 49 selling shareholders and Accelerated Venture Partners (an affiliate) paid nominal consideration for its shares when the company was a shell. Therefore, state the selling shareholders are underwriters and fix the price of their offering for the entire duration.

2. In your response to comment 1, you state that "there were shares transferred from SSM to Atonn Muhammad the Company's founder; whereby he subsequently transferred shares over an approximate period of twenty-four (24) months to approximately 49 people and/or entities." Please reconcile this statement with your response to comment 10 and footnote 4 to the selling shareholder table on page 28 that newly discloses that "[t]he selling shareholders marked with an asterisk (*) above were gifted the shares *by SSM Media Ventures Inc.*, at different times over the last twenty-four months" (emphasis added). Furthermore, reconcile these statements with the disclosure in your other reports. In this regard, you disclose in the Form 8-K filed July 19, 2011 that SSM Media Ventures, Inc. purchased 22,350,000 shares in the company for $2,235 on July 16, 2011. In the Form 10-K filed on July 9, 2013, you disclose that, as of March 31, 2013, SSM still beneficially owned all 22,350,000 shares and Mr. Atonn Muhammad apparently did not beneficially own any shares outside of SSM's beneficial ownership. In the Form S-1 filed on August 27, 2013, you disclose that, as of August 20, 2013, SSM beneficially owned 15,403,950 shares and Mr. Atonn Muhammad beneficially owned 1,500,000 shares outside of SSM's beneficial ownership. In your response, please provide us with a schedule that shows when each selling shareholder received their shares, from whom and for what consideration. Identify shareholders who were also shareholders of SSM. Also reconcile your share issuances with the disclosure in your financial statements. For example, in your statements of changes in stockholders' deficit, you describe the issuance of the 22,350,000 shares on July 16, 2011 to SSM as "Issuance of common stock option granted to founder for consulting services."

3. We note your response to comment 5 that you have amended the Licensing Agreement to clearly state in section 3.1that the license is in effect. Please file the amended Licensing Agreement as an exhibit.

4. We note your response to comment 6. Please revise your disclosure on pages 4, 37, 42, and 51 to state the company "was assigned binding and enforceable contracts with DirecTV and DISH." Disclose the material terms of each contract. Clarify whether the term of the DirecTV contract has expired. We note that the contract appears to be dated January 13, 2010 and have a term of three years. Separately file each contract as an exhibit.

5. Please disclose the role of the advisory board, including whether you have any formal agreements, how long it has been in existence, and how many times the advisory board has met to date and is expected to meet annually. File any agreements you may have with the advisory board members as exhibits.

Prospectus Cover Page

6.   We note your response to comment 13 and your revised disclosure that now states that "Mr. Muhammad and Mr. Butler Jr are in formal Lock-Up Agreements (See Exhibit 10.9) with the Company for the duration of the offering and will not sell any of their respective shares until the Company sells all of the 5,000,000 shares in its offering." As previously noted in comment 13, the form of lock-up agreement filed as Exhibit 10.9 does not appear to contain any provision that prevents a person from selling his or her shares until the company sells all 5.0 million shares in its offering. Please advise and revise your disclosure as appropriate. Also confirm that Messrs. Muhammad and Butler are subject to the same lock-up agreements as the rest of the shareholders.

Selling Stockholders, page 26

7.   As previously noted in comment 9, you are required to indicate the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the company or any of its predecessors or affiliates. Therefore, please identify all officers and directors of the company who are selling their shares. Also identify any selling shareholder who has held any position, office or other material relationship with the company or its affiliates, including SSM, within the past three years.

8.   We note your response to comment 10. Please disclose the dates the selling shareholders were gifted their shares.

9.   We note your response to comment 12. Please reconcile the disclosure on page 27 with Section 2.1 of Exhibit 10.9.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

10.   Please provide the required disclosure of your financial condition and results of operations for the last two fiscal years and the interim six months ended June 30, 2013. Refer to Item 303 of Regulation S-K. For each period, discuss what steps the company has taken since entering into the Licensing Agreement to meet the conditions of the agreement, to further the company's business plan and to begin operations. Discuss with specificity any expenses incurred for these activities.

Plan of Operation, page 51

11.   Please update page 51 to disclose whether the testing of the content feed is completed and, if not, its current status. Also discuss what the next steps would be under the DirecTV and DISH Network contracts following testing of the content feed and when and under what circumstances you would generate revenues under the contract.

Summary Compensation Table, page 62

12.   As previously requested in comment 16, please update the table for the fiscal year ended March 31, 2013.

Security Ownership of Certain Beneficial Owners and Management, page 63

13.   We note the revisions you made to the beneficial ownership table in response to comment 18. Please eliminate the double listing of Mr. Atonn Muhammad by removing the listing showing his beneficial ownership of 1,500,000 shares and retaining the listing showing his aggregate beneficial ownership of 16,913,950 shares. You may clarify the nature of his beneficial ownership in a footnote to the table. In addition, please separately list Mr. Timothy Neher since he beneficially owns greater than five percent of the company's shares through his voting and investment control over the shares held by Accelerated Venture Partners, LLC.

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        Timothy S. Orr, Esq.
        The Law Offices of Timothy S. Orr, PLLC